FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION &TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Louis T. Hsieh
Name:	Louis T. Hsieh
Title:	Chief Financial Officer

Date: March 15, 2007

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Exhibit 99.1

Louis T. Hsieh Appointed to New Oriental’s Board of Directors

Beijing, March 15, 2007—New Oriental Education & Technology Group Inc. (NYSE: EDU), the largest provider of private educational services in China (“New Oriental” or the “Company”), today announced that it appointed Louis T. Hsieh to the Company’s board of directors (the “Board”) at a meeting of the Board held on March 5, 2007. Mr. Hsieh will continue to serve as New Oriental’s Chief Financial Officer, a position he has held since December 2005.

“I am very pleased to be adding someone of Louis’ keen business acumen and extensive board experience to New Oriental’s Board,” said Michael Yu, New Oriental’s Chairman and Chief Executive Officer. “Louis’ depth of financial, legal and operational experience has been invaluable to New Oriental’s success in becoming China’s premier private education and training provider.”

Prior to joining New Oriental, Mr. Hsieh was the CFO of ARIO Data Networks, Inc. in San Jose, California for two years. Prior to that, Mr. Hsieh was a Managing Director and Asia-Pacific TMT Head of UBS Capital Asia Pacific, the private equity division of UBS AG. Prior to joining UBS Capital, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a Vice President, and Credit Suisse First Boston in Palo Alto, California, where he was an Associate.

From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles and is a member of the California bar. Mr. Hsieh holds a B.S. degree in Engineering from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents four common shares, currently trade on the New York Stock Exchange under the symbol “EDU.” For more information about New Oriental, please visit http://english.neworiental.org.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Information regarding these risks and uncertainties is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of March 15, 2007, and New Oriental undertakes no duty to update such information, except as required under applicable law.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5566 x8203

Email: zhaosisi@staff.neworiental.org

Mr. Rory Macpherson

Ogilvy Public Relations Worldwide

Tel: +86-10-8520-6553

Email: rory.macpherson@ogilvy.com

In the United States:

Mr. Thomas Smith

Ogilvy Public Relations Worldwide

Tel: +1-212-880-5269

Email: thomas.smith@ogilvypr.com

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